March 10, 2009

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:        Toyota Motor Credit Corporation
Form 10-K for Fiscal Year Ended March 31, 2008
Form 10-Q for Fiscal Period Ended June 30, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008
File No. 001-09961

Dear Mr. Vaughn:

This letter is in response to your comment letter dated February 2, 2009 regarding the above-referenced matter.  In response to your comment letter, we advise you as follows:

Form 10-K for Period Ended March 31, 2008
Management’s Discussion and Analysis
Retail Financing Receivables and Financing Volume, page 27

1.
We note on page 14 that you are substantially dependent on the sales of Toyota and Lexus vehicles and your ability to offer competitive financing and insurance products in the U.S.  In light of this dependence, please revise future filings beginning with your Form 10-Q for the period ended December 31, 2008 to discuss the impact of changes in the production and sales of Toyota and Lexus vehicles on your results of operations.  Please discuss how changes in the production and sales of these vehicles impact the volume of owned and managed retail financing receivables for each period presented.

As Duane Goldsworthy, our Director of Financial Reporting and Control, discussed with Rebekah Blakeley Moore by phone on March 5, 2009, we did not receive your comment letter until March 3, 2009.  As agreed with her during that call, we will revise future filings to respond to this comment beginning with our annual report on Form 10-K for the fiscal year ending March 31, 2009.  We also understand from the conversation with Ms. Moore that we do not need to provide proposed revisions at this time and can address your comments prospectively.

Form 10-Q for Period Ended June 30, 2008
Form 10-Q for Period Ended September 30, 2008
Exhibit 31

2.	Please amend your quarterly filings to include certifications that contain the exact language set forth in Item 601(b)(31) of Regulation S-K.

    The amended filings (including our Form 10-Q for the period ended December 31, 2008), as filed with the Commission on March 10, 2009, are attached.  We have enclosed blacklines showing changes from the certifications as originally filed.

We further acknowledge as follows:

∙	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

For future correspondence, please use either of the following fax numbers:

Primary                    (310) 381-4194
Secondary                (310) 381-8528

If you should have any questions or further comments, please feel free to contact me at (310) 468-4001.

Yours very truly,

/s/ CHRIS BALLINGER
Chris Ballinger
Group Vice President and Chief Financial Officer

Attachments

cc:  Rebekah Blakeley Moore